UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)

TURNING POINT BRANDS, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

Gregory H.A. Baxter
Interim Chief Executive Officer
Standard Diversified Inc.
767 5th Avenue, 12th Floor
New York, NY 10153
(212) 922-3752

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 90041L105
1	NAMES OF REPORTING PERSONS
Standard Diversified Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,178,918

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,178,918

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,178,918

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  Based on 19,566,158 outstanding shares of voting Common Stock of Turning Point Brands, Inc. as of April 20, 2020, as set forth in the Quarterly Report on Form 10-Q of Turning Point Brands, Inc. for the quarter ended March 31, 2020 filed with the Securities and Exchange Commission on April 28, 2020.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (“TPB Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229. This Amendment is being filed by the Reporting Person to amend the Schedule 13D that was filed on June 12, 2017, as amended by Amendment No. 1 thereto filed on April 13, 2020 (the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 2.	Identity and Background

(a) – (c) This Schedule 13D is being filed on behalf of Standard Diversified Inc., a Delaware corporation (“SDI” or the “Reporting Person”).  The business address of the Reporting Person is 767 5th Avenue, 12th Floor
New York, NY 10153.

Set forth in Schedule I is additional information required by Item 2 of Schedule 13D about the principal business of SDI.  Set forth in Schedule II is the information required by Item 2 of Schedule 13D about the identity and background of each person with respect to whom such information in required pursuant to Instruction C. to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Since the filing of Amendment No. 1 to the Schedule 13D, the Reporting Person has sold 1,800,000 shares of TPB Common Stock in a registered public offering consummated on July 13, 2020.  The net sale price for such shares was $22.4425 per share, or $40,396,500 in the aggregate.

Item 4.	Purpose of Transaction

On July 13, 2020, the Reporting Person consummated the sale of the shares of TPB Common Stock described in Item 3 hereof pursuant to an Underwriting Agreement among the Reporting Person, other selling stockholders, and Cowen and Company, LLC.  Such agreement is attached as Exhibit 99.1 hereto and incorporated herein by reference.

On July 16, 2020, the Reporting Person and the Company will consummate the previously announced merger (the “Merger”) pursuant to that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated April 7, 2020, under which the Reporting Person will merge with and into Standard Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Merger Sub”), with Merger Sub surviving as a wholly owned subsidiary of the Company.  The Merger Agreement and the Merger are described more fully in the Current Report on Form 8-K filed by the Reporting Person with the Securities and Exchange Commission on April 8, 2020. Following the Merger, shares of TPB Common Stock reported herein as being owned by the Reporting Person would no longer be held by the Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a) and (b):  The Reporting Person has sole voting and dispositive power over 8,178,918 shares of the TPB Common Stock, constituting 41.8% of the TPB Common Stock.

The persons named on Schedule II are expected, following the consummation of the Merger, to have sole or shared voting and dispositive power over the following numbers of shares of the TPB Common Stock:

Name	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Percentage Ownership
Gregory H.A. Baxter (1)	62,705	0	62,705	0	*
Edward J. Sweeney	0	0	0	0	--
Thomas Helms (2)	198,062	0	198,062	0	1.0%
David Wurzer	0	0	0	0	--
David Glazek (3)	0	0	0	0	--
Bradford A. Tobin	0	0	0	0	--
Arnold Zimmerman(4)	63,667	0	63,667	0	--

*  Less than 1%.

(1)  Includes 45,640 shares subject to exercisable stock options.

(2)  Consists of shares of the TPB Common Stock owned by Helms Management Corp, all of the voting capital stock of which is owned by Mr. Helms, who serves as chairman of its board of directors, and all of the non-voting capital stock of which is owned by a trust established by Mr. Helms for the benefit of his children.

(3)  Mr. Glazek is a Partner of Standard General, Mr. Glazek is a Partner of Standard General but disclaims beneficial ownership in shares of common stock held by Standard General or the Funds (as defined in the following sentence).  Standard General serves as investment manager to each of Standard General Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P. (the “Funds”) and, in that capacity, exercises voting and investment control over the shares held by the Funds. Standard General and the Funds are expected to beneficially own in the aggregate, following the Merger, 7,479,970 shares of the TPB Common Stock. Soohyung Kim is the Chief Executive Officer of Standard General and a director of the general partner of Standard General. By virtue of the foregoing, Standard General and Mr. Kim may be deemed to beneficially own, and have shared voting and dispositive power over, all of the shares held by the Funds. Each of Mr. Kim, Standard General and the Funds disclaims beneficial ownership of the shares reported except to the extent of its or his pecuniary interest in such shares. The address of Standard General and its principals is 767 Fifth Avenue, New York, NY, 10153.

(4)  Held by the Arnold Zimmerman Revocable Trust in which Mr. Zimmerman is the trustee.

The percentage calculations set forth in clauses (a) and (b) of this Item 5 are based upon 19,566,158 outstanding shares of TPB Common Stock as of April 20, 2020, as set forth in the Quarterly Report on Form 10-Q of Turning Point Brands, Inc. for the quarter ended March 31, 2020 filed with the Securities and Exchange Commission on April 28, 2020.

(c)  Except for the Contribution and Exchange (as defined on Schedule I) and as set forth in Footnote 2 to the table set forth in clauses (a) and (b) of this Item 5, neither the Reporting Person nor any person named on Schedule II hereto effected any transactions in the Company’s securities during the sixty day period prior to the filing of this Schedule 13D.

(d)  See Item 2 above.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Underwriting Agreement, dated as of July 8, 2020 (Filed as Exhibit 1.1 to the Current Report on Form 8-K of Standard Diversified Inc. filed with the Securities and Exchange Commission on July 10, 2020 and incorporated herein by reference.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 15, 2020

STANDARD DIVERSIFIED INC.

By:	/s/ Bradford A. Tobin
Name: Bradford A. Tobin
Title: Secretary and General Counsel

SCHEDULE I

As a result of the Merger, the Reporting Person has no ongoing business.

SCHEDULE II
EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS
OF STANDARD DIVERSIFIED INC.

Name	Present Principal Employment	Business Address
Executive Officers*
Gregory H.A. Baxter	Executive Chairman of the Board of Directors of the Reporting Person and Interim Chief Operating Officer	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
Edward J. Sweeney	Philadelphia Office Co-Managing Partner, CFGI and Interim Chief Financial Officer of the Reporting Person	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
Bradford A. Tobin	Secretary and General Counsel of the Reporting Person	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153

Directors*
Gregory H.A. Baxter	See above	See above
Thomas F. Helms, Jr.	Retired; former Chairman and CEO of Turning Point Brands, Inc.	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
David M. Wurzer	Executive Vice President and Chief Investment Officer – Connecticut Innovations	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
David Glazek	Partner of Standard General L.P.	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153
Arnold Zimmerman	President of Catchers Mitt LLC, a marketing consulting company focused on personal care products.	c/o Standard Diversified Inc. 767 5th Avenue, 12th Floor New York, NY 10153

Control Persons*
Standard General, L.P.	--	Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153
Mr. Soohyung Kim	Director of the general partner of the general partner of Standard General and Chief Investment Officer of Standard General	c/o Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153

* All persons and entities named in this Schedule II are U.S. Citizens.